

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2018

Mark E. Jones
Chairman and Chief Executive Officer
Goosehead Insurance, Inc.
1500 Solana Blvd.
Building 4, Suite 4500
Westlake, Texas 76262

      Re: Goosehead Insurance, Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted March 15, 2018
          CIK No. 0001726978

Dear Mr. Jones:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 13, 2018 letter.

Amendment No. 1 to Draft Registration Statement

Overview, page 1

1.   We note your response to prior comment number 2. Please disclose the basis for your leadership position you provide in the response, cite the rankings you used to make your determination and any additional information to allow investors sufficient context to evaluate the disclosure.

<u>Consolidated and combined statements of income, page F-4</u>

2.   As a follow-up to your analysis of related party amounts in your response to our prior comment 11, please revise the face of your income statement to separately quantify the management fees paid to the Goosehead Management Holders and Texas Wasatch Holders that you disclose on page 119.   Refer to Rule 4-08(k) of Regulation S-X.

3.   Revise to present pro forma earnings per share on the face of your statements of income to reflect the reorganization transactions as well as the modification of the B units, but not the offering itself.

<u>Summary of significant accounting policies</u>
<u>Members' deficit, page F-11</u>

4.   Revise your footnote disclosure here or in your subsequent event footnote to describe the modification of the Class B units that will occur upon the initial public offering, or tell us why you believe such disclosure is not appropriate. Specifically quantify the number of shares the unit holders will receive upon the initial public offering and how that modification will be accounted for. Tell us where this modification is separately addressed in your Dilution table, Capitalization table, and Pro Forma financial statements.

        You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                                    Division of Corporation Finance
                                                    Office of Healthcare & Insurance

cc: Richard D. Truesdell, Jr.